Exhibit 99.1

Alon Blue Square Israel Ltd.

Monitoring Report | July 2016

Contacts:

Nir Israel, CPA, Analyst, Head Rating Assessor

niri@midroog.co.il

Liat Kadisch, CPA, Senior Team Leader, Secondary Rating Assessor

liatk@midroog.co.il

Sigal Issachar, VP, Head of Corporate Finance

i.sigal@midroog.co.il

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Alon Blue Square Israel Ltd.

Series Rating	Caa1.il	Credit review with direction uncertain

Midroog announces the reaffirmation of a Caa1.il rating for bonds (Series C) issued by Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square" or the "Company") while extending the credit review, with direction uncertain.

Following are the bonds in circulation issued by the Company and rated by Midroog:

Bond Series	Security No.	Rating	Rating outlook	Final repayment date
C	1121334	Caa1.il	CR with direction uncertain	November 4, 2022

Key Rating Rationale

Since October 2015, the Company's rating has reflected default as we define it1, due to nonpayment of principal and interest (Series C) on time. Given our definition of default, the rating reflects our assessment of the recovery rate and the level of uncertainty in that assessment. Analysis of the recovery rate for bondholders is within the range of the assigned rating level and stands, we estimate, in the range of 90% to 95%, unchanged from our assessment from January 2016, based on the expected recovery rate table in the "Midroog Rating Scales and Definitions" document, presented in the "Long-Term Credit Ratings for Defaulted or Impaired Securities" section. We note that the rating does not factor in the debt arrangement proposed to financial creditors as these are defined in the debt arrangement (as defined below) due to the uncertainty involved in its materialization, as elaborated below. Also, the rating factors in the uncertainty involved in the materialization of the compromise arrangement with the Mega trustees (as defined below).

Alongside developments since the last monitoring report, our assessments of the Company's volume of debt and assets have not substantially changed and rely on the market value of the tradable assets around the date of this report, and on the Company's obligations as of June 8, 2016, according to the Company's announcements2. Meanwhile, the rating factors in uncertainty regarding the volume and quality of various liabilities the Company may face from guarantees given to Mega and pending legal claims between the Company and Mega, which should clear up if the compromise arrangement is approved, as set forth below.

1 As set forth in the document Midroog Rating Scales and Definitions

2 According to Addendum 2.A of the amended arrangement published by the Company on June 21, 2016 describing the Company's obligations as of June 8, 2016

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On June 19, 2016, the Company submitted a debt arrangement motion to the court ("the Debt Arrangement"), replacing a previous debt arrangement motion3 and that is contingent upon certain conditions that have yet to materialize, including approval by the financial creditors. The Debt Arrangement is based on an agreement to buy Blue Square shares and additional assets by a company owned by Mr. Moti Ben-Moshe ("the Buyer"). Generally speaking, the Debt Arrangement includes, inter alia, an infusion of ILS 300 million by the Buyer on the closing date, which will serve to repay debt to the financial creditors (as they are defined in the Debt Arrangement) under the terms set forth in the arrangement, and another sum that will serve the Company's immediate cash flow needs. The Debt Arrangement sets out a plan for additional infusions by the Buyer over certain periods of time; the additional infusions of up to ILS 600 million altogether will serve to repay debt to the financial creditors and for the Company's ongoing cash flow needs. The Debt Arrangement includes, inter alia, rescheduling of the outstanding debt to the financial creditors, regarding which different terms were set, including pledges on shares the Company owns in subsidiaries.

Concurrently with the Debt Arrangement, the Company approved a compromise with Mega that settles the mutual claims between the parties, and under which Blue Square will take upon itself the obligation regarding guaranteed bank debts, debts to credit insurers up to ILS 30 million, and debts on two claims submitted against Blue Square and Mega ("the Compromise Arrangement"). The Company shall have no right of recourse to Mega or to the trustees' fund for these payments. Mega and its creditors will forgo any claims towards the Company, and the joint creditors (as defined in the Compromise Arrangement) will be repaid from the Mega trustees' fund only. The Compromise Arrangement still requires the approval of the secured banks (as defined in the Compromise Arrangement) and of the court, both in the Blue Square proceedings and in the Mega proceedings. The probability that the Compromise Arrangement will be approved is presently uncertain, but we believe it will clear up in the short term.

As said, the current rating reflects a recovery rate for bondholders that we estimate to be in the range of 90% to 95%, and is based on the market value of the Company's tradable assets around the date of this report according to Midroog's scenarios, totaling approximately ILS 1.25 billion (of which the value of the Company's holdings in Blue Square Real Estate, of 53.92%, approximately ILS 820 million), and on the Company's obligations as of June 8, 2016, as follows: debt to financial creditors totaling ILS 933 million; additional debts totaling ILS 200-280 million, including, among others: liability on coupons, debt to Blue Square Real Estate, debt payments and legal proceedings (not including those relating to Mega) and liquidation costs according to our assessment, minus the cash balance, and without considering liabilities to the controlling shareholders. We also incorporated in the recovery rate the uncertainty regarding additional liabilities that the Company may face for guarantees it provided to Mega and for pending legal claims between it and Mega (including guarantees to suppliers, credit insurers, property lessees, workers, debt payments and legal proceedings in respect to Mega, and more), and considering a certain extent of recovery the Company may achieve from Mega's liquidation fund4. If the Compromise Arrangement is approved and leads to clarity regarding these liabilities, it would increase our certainty regarding the recovery rate and could improve the rating.

3 The debt arrangement motion from May 8, 2016

4 On May 29, 2016, the Mega Retail Ltd. ("Mega") debt arrangement was approved by the assembly of Mega creditors, and it includes the sale of Mega's activity to Bitan Wines for approximately ILS 375 million plus an estimated compensation of approximately ILS 130 million for acquiring inventory

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As said above, the rating does not reflect the debt arrangement, due to the uncertainty that will prevail until its approval by the various elements, including the court. We project that the approval of the debt arrangement as is should increase the recovery rate.

We are leaving the rating under Credit Review with uncertain direction and shall continue to monitor developments at the Company.

Rating Outlook

Factors that could improve the rating:

•	Final approval of the Debt Arrangement by all the required bodies

•	Final approval of the Compromise Arrangement by all the required bodies

Factors that could lower the rating:

•	The recovery rate dropping below our estimate

Related Reports

Alon Blue Square Israel Ltd., Monitoring Report, January 2016

Methodology for Rating Retail Companies, May 2016

Midroog Rating Scales and Definitions – March 2016

The reports are published on Midroog's website: www.midroog.co.il.

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General Information

Date of report:	July 6, 2016

Date of previous report:	January 27, 2016

Date of initial rating:	August 10, 2010

Name of rating initiator:	Alon Blue Square Israel Ltd.

Name of party that paid for the rating:	Alon Blue Square Israel Ltd.

Information Provided by the Issuer

Midroog relies in its ratings, inter alia, on information received from the issuer's authorized entities.

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Local Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il are those that, in Midroog judgment, have highest creditworthiness relative to other local issuers.
Aa.il	Issuers or issues rated Aa.il are those that, in Midroog judgment, have very strong creditworthiness relative to other local issuers.
A.il	Issuers or issues rated A.il are those that, in Midroog judgment, have relatively high creditworthiness relative to other local issuers.
Baa.il	Issuers or issues rated Baa.il are those that, in Midroog judgment, have relatively moderate credit risk relative to other local issuers, and could involve certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il are those that, in Midroog judgment, have relatively weak creditworthiness relative to other local issuers, and involve speculative characteristics.
B.il	Issuers or issues rated B.il are those that, in Midroog judgment, have relatively very weak creditworthiness relative to other local issuers, and involve significant speculative characteristics.
Caa.il	Issuers or issues rated Caa.il are those that, in Midroog judgment, have extremely weak creditworthiness relative to other local issuers, and involve very significant speculative characteristics.
Ca.il	Issuers or issues rated Ca.il are those that, in Midroog judgment, have extremely weak creditworthiness and very near default, with some prospect of recovery of principal and interest.
C.il	Issuers or issues rated C are those that, in Midroog judgment, have the weakest creditworthiness and are usually in a situation of default, with little prospect of recovery of principal and interest.

Note: Midroog appends numeric modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier '1' indicates that the obligation ranks in the higher end of its rating category, which is denoted by letters. The modifier '2' indicates that it ranks in the middle of its rating category and the modifier '3' indicates that the obligation ranks in the lower end of that category, denoted by letters.

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